Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:49 4 Mar 2003
                  Number 2556I






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      04 March 2003


Contact name
      Stuart Mclerie


Telephone number
      +44 207-774-8136


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc
WM Morrison plc
Safeway plc
Tesco plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Oxford Glycosciences plc


Class of security
      Contract For Differences Expiration 02 March 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      23,654 (customer bought to open)


Highest price received*
      1.92288 GBP Sterling


Lowest price received*
      1.92288 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      WM Morrison plc


Class of security
      Contract For Differences Expiration 11 February 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      17,342 (customer bought to close)


Highest price received*
      1.6016 GBP Sterling


Lowest price received*
      1.6016 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 05 February 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      26,762 (customer sold to close)


Highest price paid*
      2.929598 GBP Sterling


Lowest price paid*
      2.929598 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 13 February 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      25,225 (customer sold to close)


Highest price paid*
      2.934882 GBP Sterling


Lowest price paid*
      2.934882 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 15 January 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      426,714 (customer sold to close)


Highest price paid*
      2.9296 GBP Sterling


Lowest price paid*
      2.9296 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 28 January 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      126,721 (customer sold to close)


Highest price paid*
      2.9296 GBP Sterling


Lowest price paid*
      2.9296 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 29 January 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased
      127,094 (customer sold to close)


Highest price paid*
      2.9296 GBP Sterling


Lowest price paid*
      2.9296 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Tesco plc


Class of security
      Contract For Differences Expiration 02 March 2013


Date of disclosure
      04 March 2003


Date of dealing
      03 March 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      30,000 (customer bought to open)


Highest price received*
      1.605574 GBP Sterling


Lowest price received*
      1.605574 GBP Sterling


*Currency must be stated

END